Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ChalkBites, Inc.
5200 30th St SW
Davenport, IA 52802-3039
www.ChalkBites.com

Up to $1,069,999.65 in Common Stock at $0.45
Minimum Target Amount: $9,999.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

> **Company:** ChalkBites, Inc.
> **Address:** 5200 30th St SW, Davenport, IA 52802-3039
> **State of Incorporation:** DE
> **Date Incorporated:** October 15, 2014

Terms:

Equity

Offering Minimum: $9,999.90 | 22,222 shares of Common Stock
Offering Maximum: $1,069,999.65 | 2,377,777 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.45
Minimum Investment Amount (per investor): $200.70

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

The 10% Bonus for StartEngine Shareholders

ChalkBites will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1,000 shares of Common Stock at $0.45 / share, you will receive 100 shares of Common Stock, meaning you'll own 1,100 shares for $450. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Perks

$500 investment: Every investor purchasing $500 of common stock will receive an autographed augmented reality training book when it's released in late 2019.

$1,000 Investment: Every investor purchasing $1000 of common stock will receive an autographed augmented reality training book when it's released in late 2019.

+ $100 of playtime at Paradigm Training & Gaming Center

$2,000 Investment: Invitation to wine dinner with ChalkBites founder Steve Grubbs at 150-year old wine cellar.

+ Autographed copy of augmented reality book

$5,000 Investment: Every investor purchasing in excess of $5,000 of common stock will receive a PICO virtual reality headset with VR Education software installed.

+ Invitation to wine dinner with ChalkBites founder, Steve Grubbs at 150-year old wine cellar. The dinner will be located in Davenport, Iowa and will be at the home of Steve and Kelli Grubbs. Transportation will not be provided to Davenport, but transportation will be provided from the airport to a hotel or the dinner. Lodging and flights to Moline International Airport are the responsibility of the investing party. Dinner and transportation from the airport are the responsibility of ChalkBites.

$10,000 Investment: Set of three Pico VR headsets for the school, business or family of your choice. This includes free training software for a business or free education VR software for a school or family.

+ Invitation to wine dinner with ChalkBites founder, Steve Grubbs, at 150 year old wine cellar.

The Company and its Business

Company Overview

ChalkBites is a corporate training software company with a focus on virtual reality and augmented reality. ChalkBites also has a training and gaming center which is used for training, product testing, and gaming in the evening and weekends.

ChalkBites has created virtual reality training software for Fortune 500 companies. Moving forward, ChalkBites will focus on the creation of training modules that can be created once and sold many times. Law enforcement and electricians are two examples.

ChalkBites has created an alpha-level crime scene investigation product for police to learn - by doing in an augmented or virtual reality world - the basics of proper crime scene investigation.

ChalkBites was founded in 2014 as an LLC, based in Iowa, focused on training delivered through mobile and PC devices. In 2017, ChalkBites became a C corporation, based in Delaware. The founders and management structure remained the same. The reason for transition to a Delaware C corp was to prepare for a national footprint and to create a corporate structure that would be more attractive to institutional investors.

Competitors and Industry

There are a number of other companies in the space of corporate training for virtual reality, led by STRIVR.

Strivr creates custom VR for corporate training. Their clients include many universities and large companies like Walmart. At this point, their public facing works indicates they primarily are focused on custom work done for large corporate clients.

However, our business model calls for AR & VR training that will be created once and sold many times. In other words, the concept is not to create a custom product for a single entity, but rather, to create a training in AR and VR that can be useful and valuable to many companies.

Think in terms of the initial rollout of DOS by Microsoft. By creating a single product that was needed by many, they found scale quickly.

There are many industries that can reduce training costs by using augmented and virtual reality technologies.

Current Stage and Roadmap

We have completed the initial alpha for the augmented reality crime scene training product. This is the first of seven law enforcement products. The beta should be complete by the end of September. Then we will begin our creation of de-escalation training for law enforcement agencies.

We expect to release a full library of law enforcement products by Q1 of 2020, which will included VR, AR and traditional digital video products.

The training facility, Paradigm, is complete.

We have the development team in place - a team that won 'best in class' from Viveport for their work in the school curriculum space.

The Team

Officers and Directors

Name: Jim Thomsen

Jim Thomsen's current primary role is with Business Owner. Jim Thomsen currently services 10 hours per week. Salary is $0. Equity compensation is $0. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: October 15, 2014 - Present
  Responsibilities: Oversight of strategy. Compensation: $0. Equity compensation: $0.

- **Position:** Director
  Dates of Service: October 15, 2014 - Present
  Responsibilities: Fulfill responsibilities on the board of directors

- **Position:** Co-founder
  Dates of Service: October 15, 2014 - Present
  Responsibilities: Provide vision and input

Name: Steve Grubbs

Steve Grubbs's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: October 15, 2014 - Present
  Responsibilities: Provide vision, leadership, management and financial viability of the company. Compensation: $0. Equity compensation: $0.

- **Position:** Founder
  Dates of Service: October 15, 2014 - Present
  Responsibilities: Create the direction and vision for the company.

- **Position:** Director
  Dates of Service: October 15, 2014 - Present
  Responsibilities: Fulfill responsibilities for the board and review documents.

Other business experience in the past three years:

- **Employer:** VictoryXR
  Title: CEO
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Vision and leadership

Other business experience in the past three years:

- **Employer:** Victory Enterprises
  Title: Chairman Emeritus
  Dates of Service: June 01, 2016 - Present
  Responsibilities: Mentorship

Other business experience in the past three years:

- **Employer:** VictoryStore
  Title: Owner

Dates of Service: January 01, 2017 - Present
Responsibilities: Consulting with management team when needed.

Name: Kelli Grubbs

Kelli Grubbs's current primary role is with VictoryStore. Kelli Grubbs currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 15, 2014 - Present
  Responsibilities: Leadership - Human Resources, Compensation: $0. Equity compensation: $0.

Other business experience in the past three years:

- **Employer:** VictoryStore
  Title: President
  Dates of Service: January 01, 2000 - Present
  Responsibilities: Leadership, Accounting, Human Resources, Legal and Operations

Other business experience in the past three years:

- **Employer:** Victory Enterprises, Inc.
  Title: CFO
  Dates of Service: June 01, 1999 - Present
  Responsibilities: Manage finances for the corporation

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company")

involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares offered should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any shares of common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

ChalkBites was formed on October 2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ChalkBites has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Steve Grubbs	3,185,000	Common Stock	35.8
Kelli Grubbs	3,185,000	Common Stock	35.8

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,377,777 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 8,888,500 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of common stock, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $385,000.00
  Number of Securities Sold: 8,888,500
  Use of proceeds: Build mobile site, staff cost, general admin, initial development for AR project.
  Date: July 13, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Results of Operations

Circumstances which led to the performance of financial statements:

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements for the years ending December 31, 2018 and 2017 a part of this Offering Memorandum.

Financial condition

The Company, Chalkbites, Inc, generates revenue by selling software and admission to our training and gaming facility in the United States. The first software product was a mobile training tool which found some customers, but the uptake was limited. The second set of products are based on virtual and augmented reality technologies. At the end of 2017, we began the effort of finding corporate customers for custom VR products. We found Deere & Co., CBRE and Minute Suites. Throughout the beginning of 2018, we developed these products and realized the income.

Because we found success developing virtual reality for corporations in a nascent market, we developed a pivot for the company which included creating off-the-shelf products that could be created one time and sold many times. The pivot included a training facility, which we call Paradigm.

Results of operations

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenue

Revenue for fiscal year 2018 was $117,003, quadrupled compared to fiscal year 2017 revenue of $28,755. Due to our expansion into corporate virtual reality marketing and training, we saw a significant lift in revenue. In addition, the opening of Paradigm, our training and gaming facility, led to more new revenue. We believe a rapid advancement into scalable virtual reality and augmented reality training solutions gives us the best opportunity to significantly increase revenue over the next three years.

In August of 2018, our virtual reality training and gaming center, Paradigm, opened to the public. The vision for this facility includes VR and AR corporate training during the day combined with VR entertainment and E sports on nights and weekends. While the revenue was realized in 2018, but profitability for Paradigm is not expected until Q1 or Q2 of 2020.

It's important to note that the change in general and administrative expenses in 2018 result largely from the addition of staff and managing Paradigm. 2017 required general and administrative expenses for the software sales part of the company, which was generally minimal.

Net income

While total revenue increased roughly 400 percent, our loss of $37,382 at the end of 2017 increased to $88,558 at the end of 2018. This 250% increase in losses is due to expenses associated with the opening of Paradigm.

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenue

Revenue for fiscal year 2017 was $28,755. Our primary product in 2017 was a mobile software product used for corporate training. The revenue model was a monthly subscription that corporations paid to use the training platform. Because the corporate training market was already mature, progress to switch companies from a pc based environment to a mobile platform was slow. At the end of 2017, we developed a plan to begin building corporate training in virtual reality for corporations. The income from this pivot was realized in 2018.

Net income

2017 was a year where our development costs were low as the software product was completed in 2016 and our labor costs included one salesperson where we tested the market for our mobile software. Even though total sales were light, we kept our losses to a minimum.

Other notes:

2014 - 2016: Our mobile training app was developed and sold to corporations. Getting off the ground our development costs were significant in the beginning and then we began gaining clients.

2017-2018: We added virtual reality corporate development and training to the lineup of products and landed CBRE, Minute Suites and John Deere to our lineup of customers. This increased revenue as well as development costs.

2018-19: We added our virtual reality training and gaming center as well as esports tournaments. This increased our staffing costs, lead to our first debt (used to build out the facility), cost of goods sold for the first time as well as increased costs.

As we begin to develop AR/VR training products for the future, we expect that we will have significant development costs which will be recouped as we get the product in the distribution funnels.

We launched the company originally as a mobile training app. This product had limited uptake, so we added to mobile a new greenfield, the area of virtual and augmented reality training. We built out a training and gaming facility and began working to produce a roadmap to create our own intellectual property for VR and AR training modules.

Historical results and cash flows:

Results thus far reflect our venture into mobile and the investment in 2018 into our training facility. The purpose of this raise is to build out VR and AR training - an untapped field that is rapidly growing. Many companies that move quickly will succeed. With the success our founder - Steve Grubbs - had has with a differerent virtual reality company, we are confident he brings to this company the experience and know-how to quickly scale VR and AR in the training space as well.

What we know - from Goldman Sachs - is that the VR/AR training market should be $35 billion by 2025. This gives great potential for growth for those who move early and create quality products.

In his experience with his other company, VictoryXR, Steve Grubbs and his team created the top educational product in the world as recognized by HTC Vive. We believe he can recreate that success in this company.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

$50,000 in cash.

Ongoing revenue from operations.

Liquidity from founders when necessary.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from the campaign allow for the VR and AR training tools to scale quickly with deployment, hiring of key personnel and marketing.

With - or without - the funds, ChalkBites will continue toward it's path of creating new training tools in emerging technologies. However, it will be difficult to scale quickly and grab market share without significant investment.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this raise are not necessary to the viability of the company. The total operating costs are currently low enough to be managed without additional funds. However, the aggressive roadmap cannot be funded without these funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum, we will focus revenue on the development of products and insert them into the distribution funnels. This will result in 2-3 new AR/VR products and allow us to run the company for 12 months.

If we raise the maximum, we will likely hire a national sales director and a company president who can guide the distribution of software along with Steve Grubbs.

We expect that raising the maximum will - at a minimum - allow us to run the company for 18 months.

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximum amount is raised, we should be able to operate the company for two years. We expect to have revenue to carry the company following this raise - if the maximum amount is raised.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

First, revenue. We should have a product in the market in time for the enterprise platform of Oculus Quest to be launched. This will lead to short term and long term revenue.

In addition, we are working with a national distributor who is looking for a product to sell to their law enforcement customers. We think this will move into the sales cycle within the next 12 months and prove to be a source of revenue for us.

Indebtedness

- **Creditor:** US Bank-42
  Amount Owed: $141,020.00
  Interest Rate: 4.84%
  Maturity Date: June 13, 2025

- **Creditor:** City of Davenport

Amount Owed: $56,755.00
Interest Rate: 2.0%
Maturity Date: December 10, 2023

- Creditor: US Bank-57
Amount Owed: $164,377.00
Interest Rate: 4.84%
Maturity Date: June 13, 2025

- Creditor: Steve Grubbs
Amount Owed: $32,858.00
Interest Rate: 2.5%
Maturity Date: October 20, 2022

Related Party Transactions

- Name of Entity: Briana Lopez
Relationship to Company: Family member
Nature / amount of interest in the transaction: Bookkeeper
Material Terms: Briana is compensated each month to handle payroll, bookkeeping, insurance issues and other financial matters. She is paid by the hour.

- Name of Entity: Justin Grubbs
Relationship to Company: Family member
Nature / amount of interest in the transaction: Justin manages the technology in the facility.
Material Terms: He is compensated $3,000 per month to handle all technology issues and assist with the management of staff. This is a full time position,

- Name of Entity: Steve Grubbs
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Operating loan to company in the amount of $32,858.
Material Terms: 2.5% interest. Payment deferred until company has positive cashflow.

Valuation

Pre-Money Valuation: $3,999,825.00

Valuation Details:

See above for market size on sectors we choose. In the specific case of law enforcement agencies:

18,000 agencies in the US, many times that around the world

$15,000 x 18,000 = $270 million

Assume that less than 2% have some form of VR training currently.

10% of market = $27 million

Trend: all law enforcement agencies must train. The opportunity to purchase a less expensive training system with more effective training simulations is very attractive to policy makers and law enforcement agencies.

This is one market. Other markets include Healthcare, non-law enforcement security (restaurants, bars, security guard organizations), logging, electrical contractors.

In the specific case of law enforcement agencies:

18,000 agencies in the US, many times that around the world

$15,000 starting packageprice + $12,500 subscription sales over five years x 18,000 agencies = $495 million

Assume that we can gain 1% market share, sales to law enforcement would be $4,950,000.

We will sell our startup package for $15,000 to law enforcement and logging. For electrical contractors, roofers and municipalities.

The startup package for roofers and electrical contractors will be $5,000.

Using similar calculations, the total TAM for these five verticals is $2.86 billion.

1% market share equials $28,600,000.

Based on these calculations, ChalkBites offered a valuation of $3,993,600 to angel investors in the first half of 2019. With this, $225,000 of investment was sold at this valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.90 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  94.0%
  We will develop AR & VR training tools that can be used by industries for training at a lower cost than their current solution.

If we raise the over allotment amount of $1,069,999.65, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  10.0%
  Marketing dollars will be used for trade shows, industry publications and digital marketing through LInkedIn and possibly Facebook.

- *Research & Development*
  45.0%
  We will use most of the money raised to create immersively real augmented reality and virtual reality training for law enforcement, electricians and other fields.

- *Working Capital*
  15.0%
  Overhead and facility improvements to the Paradigm training and gaming center are necessary.

- *Company Employment*
  20.0%
  We will hire a business development director and an operations director from our funds. The business development director will have expertise in the area of law enforcement most likely.

- *Inventory*
  4.0%
  Computers and other tech hardware will be purchased to support the effort of the sales team.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.ChalkBites.com (ChalkBites.com/About).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/chalkbites

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ChalkBites, Inc.

[See attached]

CHALKBITES, INC

Davenport, Iowa

FINANCIAL STATEMENTS

December 31, 2018 and 2017

TABLE OF CONTENTS

PAGE

FINANCIAL STATEMENTS (Unaudited)



PADGETT
THE SMALL BIZ PROS

Independent Accountant's Review Report

Board of Directors
ChalkBites, Inc

We have reviewed the accompanying balance sheets of ChalkBites, Inc as of December 31, 2018 and 2017, and the related statements of operations, retained earnings, and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, with the objective to express an opinion regarding the financial statements as a whole. Accordingly, we do not express such opinion.

Management's Responsible for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with U.S. generally accepted accounting principles. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, except for the issue noted in the Known Departure from U.S. Generally Accepted Accounting Principles paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with U.S. generally accepted accounting principles.

Renard Voss, CPA

Padgett Business Services
Moline, IL
September 8, 2019

PADGETT BUSINESS SERVICES®
1409 6TH AVENUE
MOLINE, IL 61265
P 309-277-1260
F 309-277-1265

PadgettBusinessServices.com

CHALKBITES, INC
BALANCE SHEET
December 31, 2018 and 2017

(Unaudited)

ASSETS

	2018	2017
CURRENT ASSETS		
Cash on hand and in bank	$3,803	$31
Accounts receivable – trade	0	0
Interest receivable	-	-
Total current assets	3,803	31
PROPERTY, PLANT AND EQUIPMENT		
Total cost	344,666	-
Less accumulated depreciation and amortization	7,747	-
Net property, plant and equipment	336,919	-
OTHER ASSETS		
Construction in Progress	45,663	--
Loan to member	-	27,000
TOTAL ASSETS	$386,385	$27,031

CHALKBITES, INC
BALANCE SHEET
December 31, 2018 and 2017

(Unaudited)

LIABILITIES AND STOCKHOLDERS' EQUITY

	2018	2017
CURRENT LIABILITIES		
Accounts payable – trade	$45,663	$-
Accrued payroll and sales taxes	4,150	-
Prepaid sponsorships	6,667	-
Credit Card payable	7,772	
Notes and contracts payable	52,573	-
Total current liabilities	116,825	-
LONG-TERM DEBT		
Notes and contracts payable - less current portion	309,579	-
Due to Shareholder	32,858	11,350
Total long-term debt	342,437	11,350
Total liabilities	459,262	11,350
STOCKHOLDERS' EQUITY		
Common stock, $0.001 par value, 100,000,000 shares authorized, 8,552,500 shares issued and outstanding	200,000	200,000
Retained earnings	(272,877)	(184,319)
Total stockholders' equity	(72,877)	15,681
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$386,385	$27,031

These financial statements should be read only in connection with the accompanying accountant's report, summary of significant accounting policies, and notes to financial statements.

CHALKBITES, INC
STATEMENTS OF OPERATIONS
Years Ended December 31, 2018 and 2017

(Unaudited)

	2018	2017
INCOME FROM SERVICES AND GOODS	$117,003	$28,755
COSTS OF GOODS SOLD	3,753	-
Gross Profit	113,250	28,755
GENERAL AND ADMINISTRATIVE EXPENSES	203,906	66,137
Income from operations	(90,656)	(37,382)
OTHER INCOME (EXPENSE)		
Donations	10,000	-
Gain on sale of equipment	-	-
Interest income	-	-
Interest expense	(7,902)	-
Miscellaneous Income	-	-
Total other income (expense)	2,098	-
Income/(Loss) before income taxes	(88,558)	(37,382)
PROVISION FOR INCOME TAXES	-	-
NET INCOME/(LOSS)	$(88,558)	$(37,382)

These financial statements should be read only in connection with the accompanying accountant's report, summary of significant accounting policies, and notes to financial statements.

CHALKBITES, INC
STATEMENTS OF RETAINED EARNINGS
Years Ended December 31, 2018 and 2017

(Unaudited)

	2018	2017
RETAINED EARNINGS, BEGINNING OF YEAR	$(184,319)	$(146,937)
ADDITIONS		
Net Income/(Loss)	(88,558)	(37,382)
RETAINED EARNINGS, END OF YEAR	(272,877)	(184,319)

These financial statements should be read only in connection with the accompanying accountant's report, summary of significant accounting policies, and notes to financial statements.

CHALKBITES, INC
STATEMENTS OF STOCKHOLDER'S EQUITY
Year Ended December 31, 2018

(Unaudited)

	COMMON STOCK, $0.001 PAR	RETAINED EARNINGS	TOTAL STOCKHOLERS' EQUITY
BALANCE ON JANUARY 1	$200,000	$(184,319)	$15,681
NET LOSS		(88,558)	(88,558)
BALANCE ON DECEMBER 31	$200,000	$(272,877)	$(72,877)

These financial statements should be read only in connection with the accompanying accountant's report, summary of significant accounting policies, and notes to financial statements.

CHALKBITES, INC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2018 and 2017

(Unaudited)

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income/(loss)	$(88,558)	$(37,382)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	7,747	-
Gain on sale of property, plant and equipment	-	-
Changes in operating assets and liabilities:		
(Increase) decrease in operating assets		
Accounts receivable – trade	-	-
Notes receivable – officer	77,000	(69,000)
Increase (decrease) in operating liabilities		
Accounts payable – trade	-	-
Prepaid sponsorships	6,667	-
Credit card payable	7,772	-
Accrued payroll and sales taxes	4,150	-
Net cash provided by operating activities	14,778	(106,382)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property, plant and equipment	(344,666)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in Loans Payable	362,151	-
Sale of Common Stock	-	50,000
Increase/(Decrease) in Due to Shareholders	(28,492)	56,350
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,771	(32)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	31	63
CASH AND CASH EQUIVALENTS, END OF YEAR	$3,802	$31

These financial statements should be read only in connection with the accompanying accountant's report, summary of significant accounting policies, and notes to financial statements.

CHALKBITES, INC
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2018 and 2017

(Unaudited)

ChalkBites, LC was organized on October 15, 2014 in the State of Iowa for the purpose of being a corporate software company with a focus on virtual reality and augmented reality. ChalkBites also has a training and gaming center which is used for training, product testing and gaming in the evening and weekends. ChalkBites has created virtual reality training software for Fortune 500 companies. Moving forward, ChalkBites will focus on creation of training modules that can be created once and sold many times. Law enforcement and electricians are two examples.

On May 16, 2018, the organization was converted to ChalkBites, Inc., which subsequently merged into a new Delaware Corporation, ChalkBites, Inc., on March 12, 2019. Significant accounting policies followed by the corporation are presented below.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

ACCOUNTS RECEIVABLE

Accounts receivable have been adjusted for all known uncollectible accounts. Based upon the Company's history of bad debts and a review of existing accounts receivable, management considers all accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

INCOME RECOGNITION

The Company follows the generally accepted practices of reporting income from sales and services on the accrual basis. Other assets and liabilities, and income and expenses, are recognized on the accrual basis of accounting.

MERCHANDISE INVENTORY

Merchandise inventory is stated at the lower of cost (first-in, first-out) or market.

This information should be read only in connection with the accompanying accountant's report.

8

CHALKBITES, INC
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2018 and 2017

(Unaudited)

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost.

The cost of these assets is being depreciated or amortized over estimated useful lives using the straight-line and accelerated methods. Rates of depreciation and amortization vary from three to thirty-nine years.

Expenditures for maintenance, repairs and minor renewals and betterments are charged to income as incurred. Renewals and betterments of a major nature are capitalized.

GOODWILL

Goodwill is stated at cost.

DEFERRED INCOME TAX

Deferred tax provisions/benefits are calculated for certain transactions and events because of differing treatments under generally accepted accounting principles and the currently enacted tax laws of the Federal government. The results of these differences on a cumulative basis, known as temporary differences, result in the recognition and measurement of deferred tax assets and liabilities in the accompanying balance sheet.

This information should be read only in connection with the accompanying accountant's report.

9

(Unaudited)

NOTE 1 - PROPERTY, PLANT AND EQUIPMENT

The following is a schedule, by major classes, of the cost and accumulated depreciation and amortization of property, plant and equipment as of December 31, 2018 and 2017.

	- - - - - - - - - - - - - - Assets at Cost - - - - - - - - - - - - - -			
	Balance December 31, 2017	Acquisi- Tions	Deletions	Balance December 31, 2018
Equipment	-	88,022	-	88,022
Furniture and Fixtures	-	4,551	-	4,551
Lease improvements	-	212,540	-	212,540
Software	-	39,553	-	39,553
Total	$-	$344,666	$-	$344,666

	- - - - Accumulated Depreciation and Amortization - - -				Depreciated or Amor-tized Cost December 31, 2018
	Balance December 31, 2017	Provision	Deletions	Balance December 31, 2018	
Equipment	-	$3,802	-	$3,802	-
Furniture & Fixtures	-	189	-	189	-
Leasehold Improve.	-	2,657	-	2,657	-
Software	-	1,099	-	1,099	-
Total	$-	$7,747	$-	$7,747	$336,919

Depreciation and amortization expenses for the year ended December 31, **2017** was $0.

This information should be read only in connection with the accompanying accountant's report.

(Unaudited)

NOTE 2 - PLEDGED ASSETS, NOTES AND CONTRACTS PAYABLE AND LONG-TERM DEBT

Payable to/ Security	Interest Rate	Maturity Terms	2018	2017
US Bank – Loan 42	4.84%	06/13/2025	$141,020	-
US Bank – Loan 67	4.84%	06/13/2025	164,377	
City of Davenport	2.00%	12/10/2023	56,755	
Total Debt			$362,152	-
Less portion due in one year			52,573	-
Long-term debt			$309,579	$ -

This information should be read only in connection with the accompanying accountant's report.

(Unaudited)

NOTE 2 -   PLEDGED ASSETS, NOTES AND CONTRACTS PAYABLE AND LONG-TERM
DEBT (CONTINUED)

Maturities of total debt are as follows:

Years ending December 31,

2018	-
Total	-

NOTE 3 - LEASE COMMITMENTS

The Company currently leases the building it occupies under a seven (7) year operating lease from 321 Partners, LLC as of May 1, 2018. The lease agreement requires the Company to pay monthly rentals of $6,700 plus the payment of insurance, maintenance and other costs incidental to the operation the building.

The following shows the composition of total rental expense for all operating leases as of December 31, 2018 and 2017.

	2018	2017
Minimum rental payments	$53,600	$-
Contingent rentals	-	-
Less sublease rents received	-	-
Net rental expense	$53,600	$-

This information should be read only in connection with the accompanying accountant's report.

December 31, 2018 and 2017

(Unaudited)

NOTE 4 - INCOME TAX MATTERS

Income taxes have been computed based on income and expenses as reported on the statement of operations, except for officer's life insurance and contributions, for federal and Iowa state income tax purposes. Tax credits were accounted for on the flow-through method, which reduced federal income tax liability to the extent allowed in the year in which the credit arose.

A schedule of income tax expense, plus applicable credits for the years ended December 31, 2018 and 2017, is as follows:

	2018	2017
Federal tax	$-	$-
State tax	-	-
Deferred taxes	-	-
Total	$-	$-

Deferred income taxes are provided on items recognized in different periods for financial reporting purposes than for income tax purposes. Deferred income taxes result from the use of accelerated methods of depreciation for tax purposes.

NOTE 5 - CASH FLOW DISCLOSURES

The company had no noncash investing transactions during the year ended December 31, 2018:

This information should be read only in connection with the accompanying accountant's report.

NOTE 6 - SHAREHOLDER LOANS

The Company had entered into the following loan from Steve Grubbs, a stockholder, during the year ended December 31, 2018. .

Loan amount	$32,858
Interest rate	2.5%
Maturity	December 31, 2019
Final payment date	December 31, 2019

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company has entered into transactions with Steve Grubbs, a stockholder, during the years ended December 31, 2018. These transactions are limited to a loan from shareholder. Further information regarding these transactions can be found in Note 6, Shareholder Loans.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred after December 31, 2018 through September 8, 2019. There have been no other events or transactions that would have a material effect on the balance sheet.

This information should be read only in connection with the accompanying accountant's report.

SUPPLEMENTAL INFORMATION

CHALKBITES, INC
SCHEDULE OF PROPERTY, PLANT AND EQUIPMENT
Year Ended December 31, 2018

(Unaudited)

	Cost	Accumulated Depreciation and Amortization	Depreciated Or Amortized Cost	Current Depreciation and Amortization
Equipment	$88,022	$3,802	$ 84,220	$ 3,802
Furniture and Fixtures	4,551	189	4,362	189
Lease improvements	212,540	2,657	209,883	2,657
Software	39,553	1,099	38,454	1,099
Total	$ 344,666	$ 7,747	$336,919	$ 7,747

ANALYSIS OF CHANGES IN PROPERTY, PLANT AND EQUIPMENT

Additions

Equipment	$88,022	
Furniture and fixtures	4,551	
Lease improvements	212,540	
Software	39,553	
Total Additions		344,666

Deductions

Current year's disposition (net of depreciation)	-	
Current year's depreciation and amortization charged to expense	7,747	
Total deductions		7,747

NET INCREASE IN PROPERTY, PLANT AND EQUIPMENT   336,919

DEPRECIATED OR AMORTIZED COST, BEGINNING BALANCE   -

DEPRECIATED OR AMORTIZED COST, ENDING BALANCE $336,919

This information should be read only in connection with the accompanying accountant's report.

CHALKBITES, INC
SCHEDULE OF COSTS OF GENERAL AND ADMINISTRATIVE EXPENSES
Years Ended December 31, 2018 and 2017

(Unaudited)

	2018	**2017**
Advertising	$11,006	$304
Salaries – officers	-	-
Payroll – office	72,113	49,932
Payroll taxes	6,438	4,445
Employee benefits	2,155	-
Bank and credit card processing fees	1,759	461
Commissions	974	30
Insurance	4,508	2,025
Internet Charges	6,818	-
Office supplies	1,755	735
Professional fees	2,619	1,944
Rent	53,600	-
Repairs and maintenance	3,270	-
Software and program development	9,601	5,213
Supplies	3,296	121
Telephone	215	-
Temporary services	12,188	275
Travel and entertainment	2,162	400
Utilities	998	-
Website	455	252
Miscellaneous expense	229	-
Depreciation and amortization expense	7,747	
TOTAL COSTS OF GENERAL AND ADMINISTRATIVE EXPENSES	**$203,906**	**$66,137**

This information should be read only in connection with the accompanying accountant's report.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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ChalkBites Inc.

Training & Gaming in an Extended Reality





Website | Davenport, IA | SOFTWARE & SERVICES

ChalkBites is a virtual reality and augmented reality corporate training software company. The teaching and testing tool will be used by law enforcement, HR directors, manufacturers, and more. ChalkBites is an effective and affordable solution for offering training simulations whose real-world counterparts are dangerous, expensive, or need to be recreated on a large scale.

$0.00 raised

0 Investors	93 Days Left
% Equity Offered	$4M Valuation
Equity Offering Type	$200.70 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 0 | Comments | Follow

Reasons to Invest

- We are a pioneer in VR and AR - we have completed projects for John Deere, Minute Suites and CBRE
- Our brick-and-mortar location, Paradigm, hosts VR corporate training events as well as VR gaming and esports tournaments
- We have retained one of the nation's leading consulting firms to assist with the creation of law enforcement training and have distribution from Synnex, a multinational software distributor

> "ChalkBites will create a safer, better-trained world through AR &VR technologies that simulate the world in ways that are so real and so effective that their use becomes commonplace."

THE PROBLEM

Providing Proper Training for Rare or Dangerous Situations is Difficult and Expensive

Proper police training is a serious issue nationwide. There are 18,000 law enforcement agencies in the United States and 100% train their officers. It is difficult to effectively simulate Shoot/No-Shoot scenarios, crime scene management, and de-escalation in an affordable capacity on such a large scale.

However, this is not an issue exclusive to law enforcement. Others working in electrical, construction, road building, machine operation, and logging, to name a few, also face difficulties in receiving proper training for the job. Their profession often requires them to use their skills in scenarios that are:

- Rare - such as hanging electrical wire after a natural disaster
- Impossible to Train - such as fixing underwater oil pipe bursts
- Dangerous - such as managing explosives
- Expensive - such as underground pipe repair for water companies

These industries employ thousands of people, creating a widespread need for a scalable and adaptable training solution.
As we choose industries to target, we will be flexible and nimble. If we see an opportunity that is low-hanging fruit, we will put it through our ROI matrix and potentially pursue it. During the early days of an industry, events, products and opportunities come and go quickly. We are poised to be able to take advantage of

opportunities come and go quickly. We are poised to be able to take advantage of opportunities faster than others.


R.I.D.E
RARE
Training problems that happen rarely. Example: jet fuel fire for firefighters.
IMPOSSIBLE
Sometimes, it's impossible to train for a problem. Example: underwater oil leak.
DANGEROUS
IIt's safer to train electricians in VR/AR, than on top of a power line in the rain.
EXPENSIVE
OIt's less expensive to train investigators in crime scenes created in AR, than the real thing.

THE SOLUTION

A Virtual & Augmented Reality Training Library

We are building a library of virtual and augmented reality training simulations accompanied by a slide deck curriculum. When purchased, the law enforcement agencies receive both the virtual reality headset and access to the simulation library.

Our virtual & augmented reality training tools offer a less expensive and more effective option for preparing for the high-risk scenarios faced by law enforcement and security personnel. For this reason, our technology is likely to be highly attractive to policymakers and law enforcement agencies.

In addition to providing a solution for law enforcement, our software will be applied to other industries. Our current roadmap calls for us to target large industries such as construction, machine operation, logging, and more, that have at least 10,000 potential customers and a need for an innovative training product.





Multiple Potential Industries for our Product

All law enforcement agencies must train and there are 18,000 in the US alone [Source: US Department of Justice 2016]. If 10% of these agencies adopted our $15,000 software and library, that would put us at $27 million in business.

Additionally, our product can be applied to a wide variety of industries:

- Electrical Contractors: **70,000 contractors x $5,000 = $350 Million** [Source: National Electrical Contractors Association, 2016. LInk: https://www.necanet.org/about-us/overview/neca-the-electrical-contracting-industry] Cost of Goods: $150,000
- Logging: **8,400 x $15,000 = $126 Million** [Source: Manta, July 2019. Link: https://www.manta.com/mb_35_E019B000_000/logging] . Cost of Goods: $150,000.
- Roofing Contractors: **105,000 x $5,000 = $525 Million** [Source: IBISWorld, July 2019. Link: https://www.ibisworld.com/industry-trends/market-research-reports/construction/special-trade-contractors/roofing-contractors.html] Cost of Goods: $150,000.
- Municipal Refuse and Sanitation: **19,500 x $5,000 = $146 Million** [Source: National League of Cities, 2007. Link: https://www.nlc.org/number-of-municipal-governments-population-distribution] Cost of Goods: $150,000.

For some industries, we believe a $5,000 startup cost for purchase of our content makes sense, while others may be able to absorb a larger number, in the range of $15,000

$13,000.

The total of these six verticals puts our addressable market at $1.49 Billion in the US alone and increases substantially with doubles internationally expansion. Fortune 100 companies such as Walmart, UPS, and Caterpillar are leading the way in employing VR for training. Most companies cannot afford the high-price development costs associated with creating their own unique VR training program, so they will be able to turn to ChalkBites for a less expensive, off-the-shelf option.

OUR TRACTION

We've Created Virtual Reality for Large Companies

ChalkBites has completed virtual reality projects for CBRE, Minute Suites and John Deere.

We have completed the design and construction of Paradigm, our training and gaming center, which has been in use since August 2018. We also deployed our mobile app-based training program.

As for the law enforcement training virtual reality demonstration, we have retained our subject matter expert from one of America's premier consulting companies, collected the curriculum to be created into VR, retained a curriculum writer, and put a development team in place.



WHAT WE DO

Safe and Scalable Virtual & Augmented Reality Training Programs

We work with experts to create virtual reality training programs for professions whose practical applications are difficult to simulate. Our VR programs provide an opportunity for workers to see, feel, and complete tasks for which they are hired in scenarios that are rare, dangerous, and even impossible to recreate through traditional training methods. Using a head-mounted VR display, we provide workers the opportunity to experience situations such as shoot/no-shoot scenarios for law enforcement, hanging wires for electricians, and managing explosives for firefighters.

VR provides an engaging and emotionally positive training experience. The interactive element of VR provides better training than strictly video. ChalkBites technology and training software provides workers with a safe, effective way to train for high-risk scenarios, creating a safer world at large.



EFFECTIVENESS

Five Studies Prove Effectiveness

STUDIES = RESULTS



TEST IN VR
The University of Michigan trained surgeons in virtual reality

IMPROVEMENT
Surgeons improved their efficiency

RESULTS
83% improvement in time on task and 70% improvement in efficiency

1. Study: A Modular Interactive Virtual Surgical Training Environment

Conclusion: Surgeons who used VR training for 2 hours improved their time on task by 83% and were more than 70% "more efficient" in movement and measurements. There was no comparison group in this study.

Published by: University of Michigan Medical School in partnership with Cybernet Systems

2. Study: Virtual Reality Training Improves Operating Room Performance

Conclusion: Surgeons trained via Virtual Reality (VR) to perform operations. Trainees **performed 29% faster and made 6x fewer errors** than those trained via conventional methods.

Supported with a grant from the Fulbright Distinguished Scholar Program (A.G.G.). Presented at the 122nd Annual Meeting of the American Surgical Association.

3. Study: Development and Analysis of VR Technician Training and Methods

Conclusion: In a technician training study, those who used VR versus those who did not use VR had equal results. But, the study suggests that because of the deployment advantages of Virtual Reality (cost, scalability, ability to iterate), it should be used as a primary means for training. Further, in surveys following the study, **85% of participants preferred VR training to traditional.**

Published by: Brigham Young University

4. Study: Virtual memory palaces: immersion aids recall

Conclusion: Study participants trained via VR demonstrated a **9% better information recall** and made **41% fewer errors** than those trained via Non-VR.

Published by: University of Maryland

5. Study: Measuring Virtual Simulation's Value in Training Exercises - USMC Use Case

Conclusion: Study includes data from 29 training events that featured both a live and virtual training component. The training value assessment results show that when you augment live training events with virtual training, you can provide the same value for reduced cost. This covered training for air combat element (ACE), ground combat element (GCE), and logistics combat element (LCE).

Published by: US Marine Corps

THE BUSINESS MODEL

Build Once, Sell 10,000 Times

We are building an AR/VR product to fit the training market that can be adopted by many agencies. We will deploy through distributors and sell at an initial price that includes hardware, setup, and access to the training library. There is also an annual fee for a subscription to the training library and product updates that create annual recurring revenue from customers.

Using LinkedIn's sophisticated business targeting, we will engage an advertising and marketing campaign that reaches executives and decision makers in a particular field. We will also use trade shows and road shows as a way to connect with our potential customers so they can try out our gear. Furthermore, we will target subscribers of trade publications through platforms such as LinkedIn and Facebook to reach those who would benefit from our product.





HOW WE ARE DIFFERENT

Business Experience and Industry-Leading Product

Our founders, Steve Grubbs and Jim Thomson, are seasoned business veterans. Steve has strong and deep relationships with most of the largest tech companies in the world in their AR/VR/Enterprise divisions including Oculus/Facebook, Qualcomm, Microsoft, HP, Acer, Intel, HTC Vive, Lenovo, Google and Pico. He is also the founder of four successful tech companies. Jim is a former high-level executive at John Deere and a serial entrepreneur.


SERIAL ENTREPRENEURS
Jim Thomsen
• Former Deere Exec
• Founded John Deere Insurance
• Serial entrepreneur
Steve Grubbs
• Founder of three successful companies
• $23 million+ revenue
• Winner Top International VR Award

In addition to connections in the VR space and business experience, ChalkBites has also figured out how to produce high-quality AR and VR content. In Steve's work at his K-12 curriculum company, Victory XR, his virtual reality simulation won the award for best in the world from HTC Vive. It has created VR scenarios for schools that have been so highly regarded that Microsoft licensed the content and HP signed a national co-marketing deal. Due to the complex nature of VR, there is little competition in the space, but ChalkBites is already positioned to be a leader.

THE VISION

Innovating Training Programs Nationwide

We aim to complete the law enforcement de-escalation and crime scene investigation training program by the end of 2019. We'll be hiring a nationally-recognized director of law enforcement sales with relationships across the United States. From there, we will work to find our first ten agencies to purchase the training package and deploy our content in location-based facilities across the US by the end of 2020.

Also, by the end of the year, we will choose two more VR training verticals with equally large addressable markets. One area we are exploring is training

equally large addressable markets. One area we are exploring is training electricians due to the dangerous nature of the field. Through accomplishing these goals, we aim to become a national leader in the space of VR training centers by year's end.



Virtual reality dissection was named HTC Vive's international best in education. It was created by VictoryXR, the first VR company Steve Grubbs founded to provide curriculum in virtual reality for K-12 schools.

OUR TEAM

VR & AR Leaders and Enthusiastic Young Minds

Our company is made up of employees, contractors, and consultants that bring a combined deep experience of the field. Here are some of the notable highlights of our founding members:

- Built the best VR experience in the world as recognized by HTC Vive
- Subject matter expertise in running one of the most progressive and cutting edge law enforcement academies in the United States
- Deep curriculum experience taking print-based training and converting to software-based technologies
- More experience running VR and esports events than almost any entity in the United States

They bring with them an optimism about using technology and software to change the world. Our company culture nurtures an enthusiasm for coding, development, and a culture for gaming that can be integrated into our training software and the esports world.





The Time is Now for VR & AR Training

- Many of the world's largest companies - including Walmart, Caterpillar, Verizon and Kentucky Fried Chicken - have recently begun using VR for training.
- The United States Military purchased $480 million in augmented reality headsets from Microsoft for augmented reality training, thus driving interest throughout government. [Bloomberg, November 2018. Link: https://www.bloomberg.com/news/articles/2018-11-28/microsoft-wins-480-million-army-battlefield-contract]
- Oculus is rolling out it's enterprise platform for VR training soon and ChalkBites will list it's training on the platform for others to purchase
- Qualcomm partner, Nreal, introduced it's advanced augmented reality glasses to the world in May of 2019 and announced they would be ready for the market before the end of the year. [The Verge, May 2019. Link: https://www.theverge.com/2019/5/30/18646160/nreal-light-ar-xr-qualcomm-snapdragon-sunglasses-consumer-price-shipping-release-5g]

THE TIME IS RIGHT

The United States Military purchased $480 million in augmented reality headsets from Microsoft for augmented reality training, Microsoft's largest contract ever.

WHY INVEST

Creating a Safer World

From Ferguson to Chicago, from Minneapolis to Los Angeles, states across the country are dealing with providing proper police training when it comes to de-escalation, shoot/no-shoot scenarios, and crime scene management. Many states are appropriating millions of dollars to provide the necessary training. All of these areas can be trained more effectively, and affordably, with VR simulations.

However, providing proper training isn't just a law-enforcement issue. And it isn't just in the US. There are multiple industries operating around the world whose workers seek training for high-risk scenarios. ChalkBites' VR training simulations keep workers safe while training for these uncommon or dangerous scenarios, which translates to on-the-job preparedness.

Invest in ChalkBites and join us in creating a safer world!



Yes
Yes
3
Center point of Circle
Same as Plane

Development Stage

ChalkBites mobile training app is in the market and is currently used by existing companies, like LeClaire Manufacturing.
ChalkBites VR Training and Gaming center - Paradigm - is in operation and hosting regular esports tournaments. As VR & AR training tools are created, it will become a place where we can 'train the trainers' before they go back and work in their own facilities.

Our law enforcement AR & VR products are currently in alpha. The script has been written and reviewed by Darrin Tanner, a crime scene instructor in Dallas. In addition, Traci Cull, an attorney in North Carolina who also teaches criminal law at the college level, has assisted in the creation of the scripts. ChalkBites has begun the creation of the crime scene and the initial alpha scene has been created. The AR crime scene simulator is expected to be complete by the end of 2019.

Meet Our Team







Steve Grubbs
CEO

Steve is a serial entrepreneur who has founded two successful companies: VictoryStore.com and Victory Enterprises. He is also the founder of VictoryXR, a startup which has signed agreements with Microsoft, HP, Carolina Biological and Pico Interactive.



Jim Thomson
President

Jim is a former executive with John Deere and also the founder of John Deere Insurance. Jim is a serial entrepreneur in healthcare, real estate, transportation and digital marketing companies.

Kelli Grubbs
Director and Co-founder

Kelli graduated from the University of Iowa law school and then practiced law at Stanley, Lande & Hunter.

She left practice after becoming a partner to manage the finances of VictoryStore and Victory Enterprises. In doing so, she oversaw the growth of these companies from a few thousand dollars to $23 million.

Kelli was the first female chair of the Quad City Chamber of Commerce and serves on numerous state and municipal boards and commissions.











Traci Cull

Curriculum writer - Law Enforcement

Professor, Business Law, Southern New Hampshire University.

College Instructor - Criminal Justice
Ivy League Community College

B.A. Psychology
Indiana University

Law Degree
Brandeis University School of Law



Justin Grubbs

Manager - Paradigm Training and Gaming Center

Justin studied Japanese and theatre at the University of MInnesota. He was a champion high school debater and currently manages the technology at Paradigm.



Danny Coyle

Virtual Reality and Unity Consultant

Danny lead the development of the world's best education VR experience as named by HTC Vive when they awarded his frog dissection their Viveport Award, recognizing the best virtual reality in the world.

Danny is a graduate of Ohio State University in Computer Science. He is the lead developer at VictoryXR.



Alec Pilola

Augmented Reality Consultant

Alec leads augmented reality development at VictoryXR, which is recognized as one of the leading AR/VR ed tech companies in the world.

He is Unity certified and graduated with an associates degree in virtual reality development from Eastern Iowa Community College.



Darrin Tanner

Criminal Justice Consultant

Darrin teaches crime scene analysis in Dallas, Texas. He was formerly in the military police for the United States Army as well as serving as a deputy sheriff. He now teaches in law enforcement.

Offering Summary

Company : ChalkBites, Inc.

Corporate Address : 5200 30th St SW, Davenport, IA 52802-3039

Offering Minimum : $9,999.90

Offering Maximum : $1,069,999.65

Minimum Investment Amount (per investor) : $200.70

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 22,222

Maximum Number of Shares Offered : 2,377,777

Price per Share : $0.45

Pre-Money Valuation : $3,999,825.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

The 10% Bonus for StartEngine Shareholders

ChalkBites will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1,000 shares of Common Stock at $0.45 / share, you will receive 100 shares of Common Stock, meaning you'll own 1,100 shares for $450. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Perks

$500 investment: Every investor purchasing $500 of common stock will receive an autographed augmented reality training book when it's released in late 2019.

$1,000 Investment: Every investor purchasing $1000 of common stock will receive an autographed augmented reality training book when it's released in late 2019.

+ $100 of playtime at Paradigm Training & Gaming Center

$2,000 Investment: Invitation to wine dinner with ChalkBites founder Steve Grubbs at 150-year old wine cellar.

+ Autographed copy of augmented reality book

$5,000 Investment: Every investor purchasing in excess of $5,000 of common stock will receive a PICO virtual reality headset with VR Education software installed.

+ Invitation to wine dinner with ChalkBites founder, Steve Grubbs at 150-year old wine cellar. The dinner will be located in Davenport, Iowa and will be at the home of Steve and Kelli Grubbs. Transportation will not be provided to Davenport, but transportation will be provided from the airport to a hotel or the dinner. Lodging and flights to Moline International Airport are the responsibility of the investing party. Dinner and transportation from the airport are the responsibility of ChalkBites.

$10,000 Investment: Set of three Pico VR headsets for the school, business or family of your choice. This includes free training software for a business or free education VR software for a school or family.

+ Invitation to wine dinner with ChalkBites founder, Steve Grubbs, at 150 year old wine cellar.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

This Augmented reality demonstration shows how ChalkBites is currently recreating crime scenes for training purposes.

Technologies like these are disrupting every business and opening the door to a 16 billion dollar market.

If we can take a simple gym and turn it into a state of the art training facility, imagine the possibilities.

Now you can invest in the AR & VR training market through ChalkBites.

With 18,000 law enforcement agencies and our creation of a $15,000 virtual reality training product, the total addressable market is $270 million in police training alone.

Even more, Goldman Sachs says the AR & VR market for professional enterprise services will reach $16.1 billion by 2025.

And the time is right. Mark Zuckerberg announced Facebook is rolling out the Oculus for Business platform soon and Qualcomm partner - Nreal - announced the release of their AR glasses before this year is out.

ChalkBites is creating a library of virtual and augmented reality training simulations, developed by one of the world's best teams.

The programming development team that is working on our project were recognized by HTC Vive for creating the world's best education content in 2018.

The ChalkBites plan is simple:

First, Choose fields with large markets. Hire experts to guide development.

Create world-class content and

Incentivize distributors to sell the content. In other words, build once, sell 10,000 times.

We're proud to open up an equity crowdfunding raise on StartEngine

For as little as $500, you can invest in Chalkbites and be on the ground floor of a technology wave sweeping the world.

2nd Video - ESP Training

(Music Only w/ minor text on screen)

"ESP Needed to Streamline Training."

"They looked to virtual reality for the solution."

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